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                                                   Filed by NYMEX Holdings, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: NYMEX Holdings, Inc.

                                                  Commission File No.: 333 30332

On June 9, 2000, NYMEX Holdings, Inc., a Delaware corporation, sent the following letter to its members:



June 9, 2000

Dear __________:

As I hope you are aware, NYMEX has scheduled a special meeting of the members to be held on June 20, 2000 for the purpose of voting on the proposed plan of demutualization of the Exchange. On May 13, 2000 the Exchange mailed a Proxy Statement/Prospectus and a form of proxy (ballot) to you and the other people who were NYMEX owners of record as of May 12, 2000.

Demutualization is the first step in reorganizing NYMEX as a for-profit organization, better positioned to respond to the challenges and opportunities in the marketplace and better positioned to maximize value for its shareholders.

The demutualization plan requires the approval of at least 66 2/3% of the votes cast at the special meeting, whether in person or by proxy, so long as at least 150 members vote in favor of the demutualization. Owners of record of NYMEX memberships as of May 12, 2000 are entitled to one vote per member regardless of the number of memberships owned.

In the event that you require another Proxy Statement/Prospectus please contact Patricia Clark at (212) 299-2255 and NYMEX will Fed-Ex one to you immediately without charge. If you have not already voted, please sign, date, print your name and return the enclosed proxy (ballot). It can either be mailed or faxed. If you choose to mail, please mark the blue ballot with your vote and place it inside of the smaller proxy envelope. Place the small sealed proxy envelope in the larger envelope and mail it to the Exchange. Please allow at least three business days for delivery. If you choose to fax, please mark the white sheet ballot with your vote, sign, date, print your name and fax to Dawn Lowe, Corporate Secretary at (212) 301-2612. All ballots and proxies (whether mailed or faxed) must be Received by the Exchange by 4:00 p.m., June 20, 2000.

The Board unanimously recommends that you vote FOR the demutualization.
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In the event that you have any comments or questions on the demutualization plan please do not hesitate to contact me. I look forward to the passage of the demutualization plan and the opportunity to work with you on maximizing opportunity and value for both the institution and its shareholders.

Sincerely,


Daniel Rappaport
Chairman of the Board

Enclosure

Detailed information about the demutualization is contained in a Registration Statement filed with the Securities and Exchange Commission and in a Proxy Statement/Prospectus which is included in the registration Statement. Investors are urged to read the relevant documents filed with the Securities and Exchange Commission because they contain important information.

Materials filed with the Securities and Exchange Commission are available electronically, without charge, at an internet site maintained by the Securities and Exchange Commission. The address of that site is http://www.sec.gov.